November 8, 2017
To whom it may concern:
Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, CEO & COO (Code No. 6479, TSE Div. No. 1)
Contact:	Hiromi Yoda Director, Senior Managing Executive Officer
Phone:	+81-(0)3-6758-6711

Notice Regarding Dividends on Surpluses (Interim Dividend) and Revised Year-end Dividend Forecast

MINEBEA MITSUMI Inc. announced that the Board of Directors has today made a resolution as shown below regarding the payment of dividends from surplus (interim dividend) with a date of record of September 30, 2017.
The Company also announced that it has revised the dividend forecast announced on August 4, 2017 for the fiscal year ending March 31, 2018.

1.	Details of Dividend
	Amount decided	Most recent dividend forecast announcement (announced August 4, 2017)	Results for the previous fiscal year (interim dividend in the fiscal year ended March 31, 2017)
Record date	September 30, 2017	Same as left	September 30, 2016
Dividends per share	13.00 yen	10.00 yen	7.00 yen
Total dividends	5,447 million yen	－	2,624 million yen
Effective date	December 4, 2017	－	December 5, 2016
Funding for dividends	Retained earnings	－	Retained earnings

2.	Details of Change of the Dividend Forecast
Annual dividend
	End of second quarter	Year-end	For the year
Previous forecast (announced on August 4, 2017)	10.00 yen	10.00 yen	20.00 yen
Revised forecast		13.00 yen	26.00 yen
Results for the current fiscal year	13.00 yen
Results for the previous fiscal year (ended March 31, 2017)	7.00 yen	7.00 yen	14.00 yen

3.	Reasons for Revisions
Sharing profits with our shareholders is job one at MinebeaMitsumi. That’s why our basic dividend policy gives priority to enhancing equity efficiency and improving returns to our shareholders. Dividends, while reflecting performance, are determined in light of the overall business environment and with an eye to maintaining a stable and continuous distribution of profits.
Working in line with our basic policy, we have increased the interim dividend by 6 yen from what it was last fiscal year to make it 13 yen per share. While we plan to increase the year-end dividend 6 yen over what it was last fiscal year and make it 13 yen per share, we will finalize the amount in light of our performance for this fiscal year with the aim of achieving a consolidated-basis dividend payout ratio of around 20%.

(Note)
The forecasts contained in this press release are made based on the information available as of the date of the announcement and may differ from the forecasts due to a variety of factors in the days to come.

＃＃＃